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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


IN RE TRANSCO ENERGY COMPANY    :   Consolidated
SHAREHOLDERS LITIGATION         :   C.A. NO. 13918


                         STIPULATION AND AGREEMENT OF
                      COMPROMISE, SETTLEMENT AND RELEASE
                      ----------------------------------

          The parties to the above-captioned consolidated action (the "Action"), and C.A. No. 13941 (together, the "Actions") by and through their respective attorneys, have entered into the following Stipulation and Agreement of Compromise, Settlement and Release (the "Stipulation" or the "Settlement"), subject to the approval of the Court of Chancery (the "Court"):

          WHEREAS:

      A. Plaintiffs are owners of shares of common stock of Transco Energy Company ("Transco"). The plaintiffs instituted separate actions entitled:
Miller v. DesBarres, et al., Del. Ch., C.A. No. 13922; Weiss v. DesBarres, et
- ---------------------------                            ----------------------
al., Del. Ch., C.A. No, 13923; Alpern v. Transco Energy Co., et al., Del. Ch.,
- ---                            ------------------------------------
C.A. No. 13918; Steiner v. DesBarres, et al., Del. Ch., C.A. No. 13920; Rand v.
                ----------------------------                            -------
DesBarres, et al., Del. Ch., C.A. No. 13925; DeCasare v. DesBarres, et al., Del.
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Ch., C.A. No. 13926 and Diovanni v. DesBarres et al., Del. Ch., C.A. No. 13941.
                        ----------------------------
Each action was brought as a class action pursuant to Rule 23 of the
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Rules of the Delaware Court of Chancery.  By order of the Court entered on
December 21, 1994, all of the actions, with the exception of C.A. No. 13941, which was filed after the Court's entry of the order of consolidation, were consolidated under the caption: In re Transco Energy Company Shareholders
                                 -----------------------------------------
Litigation, Consolidated Civil Action No, 13918.
- ----------

      B. The defendants in the Actions are: John P. DesBarres, William H. Luers, Frederick H. Schultz, Gordon F. Ahalt, Benjamin F. Bailar, Robert W. Fri,
J. David Grissom, Patricia L. Higgins, all of whom were directors of Transco at the time of the Agreement and Plan of Merger described below, Transco/1/ and The Williams Companies, Inc. ("Williams").

      C. On December 12, 1994, Williams, Transco and WC Acquisition Corp., a wholly-owned subsidiary of Williams, entered into an agreement and plan of merger (the "Merger Agreement") providing for the merger of WC Acquisition Corp. with and into Transco with Transco surviving as a subsidiary of Williams. The Merger Agreement provides that in furtherance of the Merger Agreement, Williams will make a cash tender offer (the "Offer") to acquire up to 24,600,000 shares of Transco's common stock (representing approximately 60 percent of the outstanding common stock of Transco), par value $.50 per share,

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/1/ The Transco directors and Transco are collectively referred to as the
"Transco Defendants."

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together with attached rights, for $17.50 per share.  The Merger Agreement provides for, among other things, reimbursement of Williams' expenses, under certain circumstances, in an amount in cash (not to exceed $15,000,000) (the "Reimbursement Fee Cap") equal to the aggregate amount of Williams' documented out-of-pocket expenses incurred in connection with pursuing the transactions contemplated by the Merger Agreement./2/

      D. As a condition to the willingness of Williams to enter into the Merger Agreement, Williams required that Transco agree, and in order to induce Williams to enter into the Merger Agreement, Transco entered into, concurrently with the execution of the Merger Agreement, a Stock Option Agreement (the "Stock Option Agreement") providing for a grant of an option to Williams to purchase, at a per share price of $17.50 per share, and conditions provided for therein, up to 7,500,000 shares of Transco common stock. The Merger Agreement, together with the Stock Option Agreement and any agreements incident thereto, including but not limited to Transco's executive compensation agreements and/or arrangements referred to in Transco's

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/2/  For a more detailed description of the circumstances and developments leading to the Merger Agreement, see the Schedule 14D-1 dated December 16, 1994 (the "Schedule 14D-1") filed by Williams and the Schedule 14D-9 filed by Transco. The summary information set forth herein is qualified in its entirety by the more detailed information presented in the Schedule 14D-1 and the
Schedule 14D-9.

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Schedule 14D-9 dated December 16, 1994, are referred to collectively herein as the "Challenged Transactions."

      E. On December 12, 1994, Williams announced its offer and on December 16, 1994, Williams commenced its Offer. The Offer is presently scheduled to expire on January 17, 1995.

      F. Following the announcement of the Offer, the various class action complaints were filed in the Court of Chancery of the State of Delaware in and for New Castle County.

      G. The Actions allege, among other things, that the Transco directors breached their fiduciary duties in connection with the Challenged Transactions and that Williams aided and abetted the breaches of fiduciary duty by the Transco Defendants. The plaintiffs sought and obtained expedited discovery in anticipation of filing a motion to enjoin the Challenged Transactions.

      H. Plaintiffs, through their counsel, have made a thorough investigation of the facts and circumstances relevant to the Actions, and have conducted extensive discovery and investigation during the prosecution of the Actions, including, inter alia, (i) serving document requests upon all defendants, (ii)
           ----- ----
examining thousands of pages of documents obtained during discovery and from Plaintiffs' investigation, (iii) deposing certain of the defendants as well as third parties known to

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possess information relevant to the Actions, and (iv) researching the facts and law pertaining to the claims asserted in the Actions.

      I. While Plaintiffs believe that the claims asserted in the Actions have merit, they also believe that the settlement provided for herein will provide substantial benefits to the Class, when weighed against the continued risk of litigation. In addition to the substantial benefits provided by the settlement to the Class, Plaintiffs and their counsel have considered the expense and length of time necessary to prosecute the action through trial, the defenses asserted by and available to defendants, the uncertainties of the outcome of the Actions and the fact that resolution of the Actions, if favorable to Plaintiffs, would likely be submitted for appellate review. In light of these considerations, Plaintiffs, through their counsel, have engaged in arms-length negotiations with counsel for Defendants in an attempt to achieve a certainty of a positive outcome of the Actions and have determined that it is in the best interests of the Class to settle the Actions on the terms set forth herein.

      J. The Defendants, and each of them, have at all times denied, and continue to deny, that they have committed, or have threatened to commit, any wrongful act or violation of law of any nature whatsoever in connection with (a) any of the matters

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alleged, or which could have been alleged in the Actions and (b) any matter relating to the Challenged Transactions. The Defendants entered into the Settlement because it will (a) halt the substantial expense, inconvenience and distraction of continued litigation of the plaintiffs' claims, (b) finally put to rest those claims and (c) dispel any uncertainty that may exist as a result of the Actions.

          NOW, THEREFORE, IT IS STIPULATED AND AGREED, subject to the approval of the Court, pursuant to Chancery Court Rule 23, that any and all claims, rights, causes of action, suits, matters and issues, known or unknown, liquidated or non-liquidated, contingent or absolute, state or federal, that have been, could have been, or in the future could be asserted, either directly, individually, representatively, derivatively or in any other capacity, by the Plaintiffs, any member of the Class (as defined below), or by any of their present or former directors, officers, agents, employees, attorneys, representatives, advisers, investment bankers, commercial bankers, trustees, parents, affiliates, subsidiaries, general or limited partners, shareholders, heirs, executors, administrators, successors and assigns, against the Defendants, or any of their respective present or former directors, officers, agents, employees, attorneys, accountants, representatives, advisers, investment bankers, commercial bankers, trustees, parents,

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affiliates, subsidiaries, general or limited partners, shareholders, heirs, executors, administrators, successors and assigns, or anyone else (the "Released Parties"), or against any of the present or former directors, officers, agents, employees, attorneys, representatives, advisers, investment bankers, commercial bankers, trustees, parents, affiliates, subsidiaries, general or limited partners, shareholders, heirs, executors, administrators, successors and assigns of the Released Parties, in connection with, or that arise out of or relate to, the subject matter of the Actions, the Challenged Transactions and any related transactions, the negotiation, consideration and approval thereof, the fiduciary or disclosure obligations of any of the Defendants in connection with the foregoing, or any of the acts, facts, transactions, occurrences, representations or omissions alleged in any pleading or proposed pleading filed by any party in the Actions, or which is or could have been asserted against the Released Parties in connection with the Actions (the "Settled Claims"), except purported claims, if any, to enforce the terms or conditions of this Stipulation, shall be compromised, settled, released, discharged and dismissed with prejudice, upon the subject to the following terms and conditions:

          1. For settlement purposes only, these Actions shall be consolidated, maintained and proceed as a class action, pursuant to Rules 23(a) and 23(b)(2) (with no opt-out

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rights), on behalf of a class consisting of all persons and entities who were holders of common stock of Transco on or after December 11, 1994 and their successors in interest, transferees and assigns, immediate and remote, except the Defendants and any person, firm, trust, corporation, or other entity, corporation, or other entity related to or affiliated with any of the Defendants (the "Class").

          2. In settlement of the Actions, the Transco Defendants agree to provide a fairness opinion by Merrill Lynch, Pierce, Fenner, & Smith Incorporated ("Merrill Lynch") which updates, through January 9, 1995, the opinion given by Merrill Lynch to the Transco Board of Directors on December 11, 1994.

          3. Also in settlement of the Actions, the Defendants agree to reduce the Reimbursement Fee Cap from $15,000,000 to $12,000,000. Williams will publicly announce the terms of the settlement as soon as practicable.

          4.   Joint Application for Court Order.  As soon as practicable after
               ---------------------------------
the Stipulation has been executed, the parties shall jointly move the Court to enter an order (the "Hearing Order"), in substantially the form to be agreed to by the parties (using their reasonable best efforts) in connection with this Stipulation, (i) temporarily certifying the Actions, for purposes of the Settlement only, as class actions, pursuant to Chancery Court Rules 23(a) and 23(b)(2) (with no opt-out

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rights) with each of the named plaintiffs in each of the Actions as the representatives of the Class, (ii) defining the Class as provided in paragraph 1 above, (iii) approving the form of notice (the "Notice"), and the procedure for providing notice to the Class, (iv) setting a hearing date for consideration of the Settlement and specifying certain procedures with respect thereto, (v) enjoining all members of the Class from instituting, commencing, prosecuting or continuing, directly, representatively, individually, derivatively, on behalf of the Class, or in any other capacity, any action or other proceeding asserting any claim that is a Settled Claim as defined herein, and (vi) providing that, while the Settlement is pending, all discovery and other pretrial proceedings in the Actions be stayed.

          5. Defendants will pay the cost of providing the Notice of the Settlement to the members of the Class in connection with the settlement of the Actions and the settlement hearing.

          6. If the Settlement provided for herein shall be approved by the Court following a hearing, the parties hereto shall jointly move the Court for the entry of the Order and Final Judgment (or orders, if the Court determines the matters specified below in more than one order) (the "Final Judgment") in substantially the form to be agreed to by the parties (using

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their reasonable best efforts) in connection with this Stipulation:

          (a)  certifying the Class for purposes of the Settlement only;

          (b) approving the Settlement as fair, reasonable and adequate and directing consummation of the Settlement in accordance with the terms and conditions of this Stipulation;

          (c) dismissing the Actions with prejudice on the merits, without costs except as herein provided, and releasing the Settled Claims as provided herein, such dismissal and release to be subject only to compliance by the parties with the terms and conditions of this Stipulation and any order of the Court with reference to the Settlement;

          (d) awarding Plaintiffs' Counsel such fees and expenses as the Court deems appropriate or reserving jurisdiction over any application for fees and expenses; and

          (e) reserving jurisdiction over all matters relating to the administration and consummation of the Settlement provided for herein.

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      7.  If the Settlement is approved by the Court, Plaintiffs' Counsel intend to apply to the Court for a collective award of attorneys' fees and expenses not to exceed a total of $125,000. Defendants will not oppose such application (not to exceed such amounts) and will pay to Plaintiffs' Counsel the fees and disbursements awarded by the Court, together with interest accrued on such amount at the then current U.S. Treasury Bill rate from, but not including the date on which the order approving payment of such fees and disbursements is entered. However, the Defendants' obligation to pay any fees and expenses is contingent upon the shares being purchased in the Offer. Defendants reserve the right to oppose any other application for an award of attorneys' fees and disbursements made to the Court or to any other court by, or on behalf of, Plaintiffs' Counsel, any member of the Class or any other person.

      8. If the Final Judgment approving the Settlement is entered and becomes final by lapse of time or otherwise, then, within 10 days thereafter, Defendants will make the payment to Plaintiffs' Counsel specified in paragraph 7 above, subject to the contingency referred to in paragraph 7.

      9. If (a) the Court declines, in any respect, to enter the Final Judgment referred to in paragraph 6 above and any of the parties fails to consent to the entry of another

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form of order in lieu thereof; or (b) the Court disapproves the Settlement proposed herein, including any amendments thereto agreed upon by all of the parties; or (c) the Court approves the Settlement proposed herein, including any amendment thereto approved by all the parties, but such approval is reversed on appeal or petition for writ of certiorari and such reversal becomes final by a lapse of time or otherwise; or (d) the release of claims is successfully challenged in a collateral attack on the Settlement pending on the date the Final Judgment becomes final; then, in any such event, this Stipulation, including any amendment thereof, shall be of no further force or effect and this Stipulation and any amendment thereof and the Settlement proposed herein shall be null and void without prejudice to any party hereto and may not be introduced as evidence or referred to in any proceedings, and each party shall be restored to his, her or its respective position as it existed prior to the execution of this Stipulation, except that Defendants shall not be entitled to reimbursement of costs of providing the Notice pursuant to paragraph 5 above.

     10. The administration of the Settlement and final decision as to all disputed questions of law and fact with respect thereto and this Stipulation shall be under the jurisdiction of the Court.

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      11. This Stipulation and all negotiations, statements, proceedings and documents related to it are not, and shall not be construed to be, an admission by any of the parties respecting the validity or the invalidity of any of the claims asserted in the Actions, or of the liability of any party with respect to any such claims or any alleged wrongdoing whatsoever, and shall not be offered by any party or person for any evidentiary purpose, including as an admission of any such liability or wrongdoing or for the validity or invalidity of any of the claims in the Actions or any other action.

      12. The fairness, reasonableness and adequacy of the Settlement may be considered and ruled upon by the Court independently of any award of fees or expenses requested by Plaintiffs' Counsel.

      13. The undersigned co-liaison counsel for plaintiffs in the Actions represent and warrant (i) their authority to bind each of the originally named plaintiffs in the Actions, and each of the counsel listed in the Order of Consolidation and in C.A. No. 13941 and (ii) that to the best of their knowledge no other actions, other than the Actions, are currently pending concerning the subject matter of the Actions.

      14. This Stipulation shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

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      15. This Stipulation shall be interpreted according to Delaware law, without reference to Delaware's principles of conflicts of laws.

      16. The parties hereto and their attorneys agree to cooperate fully with one another and to use their reasonable best efforts in seeking Court approval of this Stipulation and the Settlement.

      17. Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of this Stipulation.

      18. This Stipulation, and the form of the Hearing Order, the Notice and the Final Judgment to be agreed to by the parties (using their reasonable best efforts) in connection with the Settlement, constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be amended, or any of its provisions waived, except by a writing executed by all of the parties hereto.

      19. This Stipulation may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when such counterparts have been signed by counsel for each of the parties and delivered to counsel for the other parties.

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DATED: January 9, 1995



                                /s/ Joseph A. Rosenthal
                                ---------------------------------
                                Joseph A. Rosenthal
                                ROSENTHAL, MONHAIT, GROSS
                                  & GODDESS, P.A.
                                First Federal Plaza
                                Suite 214
                                P.O. Box 1070
                                Wilmington, Delaware  19899-1070
                                (302) 656-4433


                                Attorneys for Plaintiffs in
                                Civil Action Nos. 13920,
                                13922, 13923, 13925, 13926
                                and 13941



                                /s/ Carolyn D. Mack
                                ---------------------------------
                                Pamela S. Tikellis
                                Carolyn D. Mack
                                CHIMICLES, JACOBSEN & TIKELLIS
                                One Rodney Square
                                P.O. Box 1035
                                Wilmington, DE  19894


                                Attorneys for Plaintiffs in
                                Civil Action No. 13918


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                                /s/ Karen L. Valihura
                                ---------------------------------
                                Steven J. Rothschild
                                Karen L. Valihura
                                SKADDEN, ARPS, SLATE, MEAGHER
                                  & FLOM
                                One Rodney Square
                                P.O. Box 636
                                Wilmington, Delaware 19899
                                (302) 651-3000

                                Attorneys for The Williams
                                Companies, Inc.



                                /s/ Lisa A. Schmidt
                                ---------------------------------
                                Jesse A. Finkelstein
                                Lisa A. Schmidt
                                Catherine G. Wagner
                                RICHARDS, LAYTON & FINGER
                                One Rodney Square
                                P.O. Box 551
                                Wilmington, Delaware 19801
                                (302) 651-7754

                                Attorneys for the Transco
                                Defendants




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